Exhibit 99.89

Consent of Leslie Correia

The undersigned hereby consents to the use of their report entitled “ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study” with an effective date of March 16, 2022, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Torex Resources Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Leslie Correia
Leslie Correia, Pr.Eng.

Dated: November 5, 2026